SECURITIES AND EXCHANGE COMMISSION

02019007

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimates average burden
Hours per response . . . 12.00

RECEIVED MAR 1 2002

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 44301

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

BARINGTON CAPITAL GROUP, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

888 SEVENTH AVENUE – 17TH FLOOR
(No. And Street)

NEW YORK	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES MITAROTONDA (212) 974-5701
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name)*

60 EAST 42ND STREET	NEW YORK	NY	10165
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, JAMES MITAROTONDA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BARINGTON CAPITAL GROUP. L.P., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

CHAIRMAN & CEO
Title

____
STUART D. APPERSON
Notary Public, State of New York
No. 4991063
Qualified in Nassau County
Certificate Filed in New York County
Commission Expires January 21, 20[illegible]

This report contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

BARINGTON CAPITAL GROUP, L.P AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITOR'S REPORT

To the Partners of
Barington Capital Group, L.P and subsidiary:

We have audited the accompanying consolidated statement of financial condition of Barington Capital Group, L.P and subsidiary (the "Partnership") as of December 31, 2001. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of Barington Capital Group, L.P and subsidiary as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates L.L.P.

New York, New York
February 7, 2002

BARINGTON CAPITAL GROUP, L.P AND SUBSIDIARY
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$ 6,823
Securities owned, at market value	1,808,956
Receivables from clearing broker	143,315
Other investments, at fair value	1,861,247
Fixed assets, net of accumulated depreciation of $783,123	101,008
Other assets	142,150
TOTAL ASSETS	$ 4,063,499

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:	
Accounts payable and accrued expenses	$ 901,532
Deferred rent	74,001
TOTAL LIABILITIES	975,533
Partners' Capital:	
General partner	959,168
Limited partners	2,128,798
TOTAL PARTNERS' CAPITAL	3,087,966
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 4,063,499

The accompanying notes are an integral part of this financial statement.

BARINGTON CAPITAL GROUP, L.P AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENT
DECEMBER 31, 2001

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Barington Capital Group, L.P. (the "Partnership"), a limited partnership, is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The general partner is L.N.A. Capital Corporation (the "General Partner").

The Partnership is primarily focused on merchant banking and venture capital activities. The Partnership also engages in securities brokerage services.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

a) Basis of Presentation

The consolidated financial statements include the accounts of the Partnership and its wholly owned subsidiary, The Barington Companies, LLC. All material intercompany transactions and balances have been eliminated.

b) Cash and Cash Equivalents

For purposes of the consolidated statement of cash flows, the Partnership considers highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

c) Securities Owned

Securities owned, are recorded on a trade date basis. These securities are stated at market value, and the resulting unrealized gains and losses are included in net gain on principal transactions. The value of trading positions is generally based on listed market prices. If listed market prices are not available or if liquidating the positions would expected to impact market prices, value is determined based on other relevant factors including dealer price quotations, price quotations for similar instruments traded in a different market or management's estimates of amounts to be realized on settlement.

d) Fixed Assets

Furniture, equipment and leasehold improvements are reported at historical cost, net of accumulated depreciation and amortization. Depreciation and amortization are generally computed on a straightline basis over estimated useful lives of the assets, or the remaining useful life of the lease. Maintenance and repair costs are expensed as incurred.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

e) Receivable from Clearing Broker

Receivable from clearing broker consists primarily of cash and unsettled transactions held by or pending with the clearing broker. The clearing broker is the custodian for the securities owned.

f) Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - OTHER INVESTMENTS

Other investments represent investments that are not readily marketable, including restricted securities, and are valued at estimated fair value as determined in good faith by the General Partner. Due to the inherent uncertainty of valuation, those estimated values may differ significantly from the value that would have been used had a ready market for the investments existed, and the differences could be material.

NOTE 4 - INCOME TAX

As a partnership, no provision for federal and state income taxes is required in the accompanying financial statements as each partner is responsible for reporting income or loss, based on their respective share of the partnership's income and expenses, as reported for income tax purposes. However, a provision for New York City Unincorporated Business Tax is required and such provision is included in other expenses.

NOTE 5 - COMMITMENT AND CONTIGENCIES

The Partnership leases office space under an operating lease which expires in 2007. Rent expense related to the lease and equipment rent for the year ended December 31, 2001 totaled approximated $178,000 and $14,000, respectively and is included in occupancy and equipment rental expense in the consolidated statement of income. Rent is charged to expense over the entire lease term on a straight-line basis. The cumulative amount charged in excess of the amount paid was $74,001 at December 31, 2001.

At December 31, 2001, the expected future minimum rental and lease payments are a follows:

2002	$ 267,462
2003	224,471
2004	196,633
2005	196,633
Thereafter	229,405
	$ 1,114,604

In the normal course of business, the Partnership has been named as a defendant on several legal actions and lawsuits. Although the amounts which are claimed are substantial, the ultimate liability, if any, cannot now be determined because of the considerable uncertainties that exist and therefore, it is possible that in the future, results of operations and the Partnership's financial position could be materially adversely affected.

NOTE 6 - NET CAPITAL REQUIREMENT

The Partnership is subject to the Uniform Net Capital Rule 15c3-1 under the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed to 15 to 1. At December 31, 2001, the Partnership had net capital of $807,184, which was $557,184 in excess of its required net capital of $250,000. The Partnership's ratio of aggregate indebtedness to net capital was 1.21 to 1.

NOTE 7 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

During the year the Partnership sold securities not yet purchased. Securities sold, not yet purchased represent obligations of the Partnership to deliver the specified securities at the contracted price, and thereby, create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result un off-balance sheet risk as the Partnership's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount recognized in the statement of consolidated financial condition.

The Partnership introduces all customer transactions to another firm on a fully disclosed basis. The agreement between the Partnership and its clearing broker provides that the Partnership is obligated to assume any exposure related to nonperformance by customers or counterparties.

The Partnership's exposure to credit risk associated with the nonperformance of customers and counterparties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customers' or counterparties' ability to satisfy their obligations to the Partnership. In the event of nonperformance, the Partnership may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Partnership.

The Partnership seeks to control the aforementioned risks by requiring customers or counterparties to maintain collateral in compliance with regulatory requirements, clearing broker's guidelines and industry standards. The Partnership has a policy of reviewing the credit standing of each customer and counterparty with which it conducts business.

NOTE 8 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount reported in the consolidated statement of financial condition for cash and cash equivalents, receivable from clearing broker and accounts payable and accrued expenses approximates fair value because of the immediate or short-term maturity of the financial instruments. Securities owned, other investments and securities sold, not yet purchased are carried at fair value as determined by the General Partner.

NOTE 9 - RELATED PARTY TRANSACTIONS

The Partnership's receives a management fee from Barington Companies Management, LLC, an affiliate entity and manager of an affiliate investment partnership, for services rendered in relation to that investment partnership. At December 31, 2001, fees of $80,387 were still outstanding and included in other assets in the statements of financial condition.

NOTE 10 - EMPLOYEE BENEFIT PLAN

The Partnership maintains a defined contribution 401(k) plan (the "Plan"). The Plan covers substantially all employees who meet certain age and tenure requirements. For the year ended December 31, 2001, no contributions were made by the Partnership to the Plan.